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                             May 11, 2022

       Bradley Herring
       Chief Financial Officer
       Shift4 Payments, Inc.
       2202 N. Irving Street
       Allentown, PA 18109

                                                        Re: Shift4 Payments,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 8-K Filed May
5, 2022
                                                            File No. 001-39313

       Dear Mr. Herring:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Statements of Cash Flows, page 86

   1. Please explain the nature of your customer acquisition costs and residual commission buyouts within
investing activities and explain to us how your classification within investing activities
complies with ASC 230-10-45-13.
       Notes to Consolidated Financial Statements
       9. Equipment for Lease, Net, page 109

   2. Please tell us your consideration of presenting depreciation of equipment under lease as cost of sales in your
Statements of Operations. Refer to Rule 5-03.2 of Regulation S-X.
 Bradley Herring
FirstName  LastNameBradley Herring
Shift4 Payments, Inc.
Comapany
May        NameShift4 Payments, Inc.
     11, 2022
May 11,
Page 2 2022 Page 2
FirstName LastName
Form 8-K Filed May 5, 2022

Exhibit 99.1, page 4

3. Reference is made to your bullet point disclosure of gross revenue less network fees as well as your tabular presentation of Adjusted EBITDA and Adjusted Net Income (Loss).
         Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
         102.10 of the Division's Non-GAAP Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Jordan Frankel